UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

PATHMARK STORES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

70322A101
(CUSIP Number)

Allan Richards
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645

Copies to:
Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY
10005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.134-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.134-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322A101
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Great Atlantic & Pacific Tea Company, Inc. 13-1890974
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF	7	SOLE VOTING POWER: 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 17,235,569
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 0
WITH	10	SHARED DISPOSITIVE POWER: 17,235,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,235,569*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Pathmark Stores, Inc., a Delaware corporation (“Pathmark”). The principal executive office of Pathmark is located at 200 Milik Street, Carteret, New Jersey 07008.

Item 2. Identity and Background

(a)   This Schedule is filed by The Great Atlantic & Pacific Tea Company, Inc. (“A&P” and, together with the executive officers and directors thereof, if applicable, the “Disclosure Persons”). The Disclosure Persons also include Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”) and its general partners, who have filed a statement on Schedule 13D reporting that they beneficially own approximately 53% of A&P. The name, business address, present principal occupation, employment or business, and citizenship or place of organization, as applicable, of each Disclosure Person (other than A&P) is set forth on Annex A hereto, which is incorporated by reference herein.

(b)   The address of the principal office of A&P is 2 Paragon Drive, Montvale, New Jersey 07645.

(c)   A&P is engaged in the retail food business. Founded in 1859, A&P is one of the nation’s first supermarket chains. A&P operates 410 stores in nine states and the District of Columbia under the following trade names: A&P, Waldbaum’s, The Food Emporium, Super Foodmart, Super Fresh, Farmer Jack, Sav-A-Center and Food Basics.

(d)   During the past five years none of the Disclosure Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years none of the Disclosure Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)   A&P is a Maryland corporation.

Item 3. Source and Amount of Funds or Other Consideration

A&P entered into the Voting Agreement (as defined below in Item 4) in connection with the Merger (as defined below in Item 4). A&P did not pay additional consideration to the Stockholders (as defined below in Item 4) in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of the Transaction

On March 4, 2007, A&P and Sand Merger Corp., a Delaware corporation and wholly owned subsidiary of A&P (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pathmark. Pursuant to the Merger Agreement, A&P will acquire Pathmark and its subsidiaries through the merger of Merger Sub with and into Pathmark (the “Merger”), and Pathmark will continue as the surviving entity. The foregoing description of the Merger is qualified in its entirety by reference to the current reports on Form 8-K filed on March 5, 2007 and March 6, 2007 by A&P with respect to the Merger, which are incorporated herein by such reference.

In connection with the Merger, A&P entered into the Pathmark Stores, Inc. Stockholder Voting Agreement (the “Voting Agreement”) with Yucaipa Corporate Initiatives Fund I, LP (“YCIF”), Yuciapa American Alliance

Fund I, LP (“YAAF”), and Yucaipa American Alliance (Parallel) Fund I, LP (“YAAF Parallel”) (YCIF, YAAF and YAAF Parallel together, “Stockholders”) with respect to the Shares held by the Stockholders (the “Subject Shares”), whereby the Stockholders will vote certain Shares in favor of the Merger and will grant A&P a proxy, in connection therewith, as more fully described in Item 6 below.

Item 5. Interest in Securities of the Issuer

(a) As a result of the Merger Agreement and the Voting Agreement, as of the date hereof A&P may be deemed to be the beneficial owner of 17,235,569 Shares, which number is equal to 33% of the 52,228,998 shares of Shares outstanding as of February 26, 2007 as set forth in the Merger Agreement, which was attached to the current report on Form 8-K filed by Pathmark on March 5, 2007. The aggregate number and percentage of the Shares beneficially owned by each other Disclosure Person is set forth in Annex A. Tengelmann and its general partners disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the Subject Shares and expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for purposes of Section 13 of the Act, a beneficial owner of the Subject Shares.

(b) The information required by Item 5(b) is set forth in Rows 7 - 10 of the cover page for A&P hereto and is incorporated herein by reference.

(c) Except as described herein, A&P has not, and to the best knowledge of A&P no other Disclosure Person has, entered into any transactions in the Shares during the past 60 days.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Voting Agreement, the Stockholders agreed to vote Subject Shares that represent up to an aggregate of thirty-three percent (33%) of the issued and outstanding Shares (i) in favor of the adoption of the Merger Agreement, the Merger and any other transaction contemplated thereby, (ii) against any action or agreement which would reasonably be expected to result in a breach of the Merger Agreement by Pathmark or of the Voting Agreement by such Stockholders, and (iii) against any alternative acquisition proposal or other action or agreement that would compete with, delay or adversely affect the consummation of the Merger. The Stockholders also agreed, upon the reasonable written request of A&P, to execute and deliver to A&P an irrevocable proxy and irrevocably appoint A&P or its designees, with full power of substitution, as the Stockholders’ attorney and proxy to vote, or, if applicable, to give consent with respect to, the foregoing matters. The foregoing description of the Voting Agreement is qualified in its entirety by reference thereto, which was attached as an exhibit to the current reports on Form 8-K filed on March 5, 2007 by A&P and which is incorporated herein by such reference.

Item 7. Material To Be Filed as Exhibits

Exhibit 1. Voting Agreement (incorporated by reference to exhibit 10.1 to the current report on Form 8-K filed on March 5, 2007 by A&P)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief thereof, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2007

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

By:           /s/ Allan Richards
       Name:  Allan Richards
       Title:    Senior Vice President, Human Resources,
                      Labor Relations, Legal Services & Secretary

Annex A

OTHER DISCLOSURE PERSONS

The following table sets forth the name, business address, present principal occupation, employment or business, and citizenship or place of organization of, and the aggregate number and percentage of Shares beneficially owned by, each director and executive officer of A&P and Tengelmann and its general partners, as of the date hereof. The principal business address of each such person is 2 Paragon Drive, Montvale, New Jersey 07645, unless stated otherwise. Each person listed below is a citizen of the United States, unless stated otherwise.

Name	Present Principal Occupation, Employment or Business, Citizenship or Place of Organization, Business Address, and Share Ownership of Pathmark Stores, Inc.
Christian W.E. Haub (“CH”)
Director and Executive Chairman of A&P, beneficial owner of approximately 53.7% of A&P, general partner and co-Chief Executive Officer and managing director of Tengelmann, shareholder and managing director of TVB (as defined below)
Citizenship: United States and Germany
Beneficially owns 0 Shares (or 0% thereof)

John D. Barline	Director Principal Occupation: Attorney, of counsel with Williams, Kastner & Gibbs LLP Address: 1301 A Street, Suite 900, Tacoma, Washington 98402 Beneficially owns 0 Shares (or 0% thereof)
Dr. Jens-Jurgen Bockel	Director Principal Occupation: Chief Financial Officer of Tengelmann Address: Wissollstraße 5-43, 45478 Mülheim a.d. Ruhr Germany Beneficially owns 0 Shares (or 0% thereof) Citizenship: Germany
Bobbie Andrea Gaunt	Director Principal Occupation: Retired President & CEO of Ford Motor Company of Canada Address: (Home) 925 Park Street, Saugatuck, MI 49453 Beneficially owns 0 Shares (or 0% thereof)
Dan Plato Kourkoumelis
Director
Principal Occupation: Retired President & CEO of Quality Food Centers, Inc.
Address: (Home) 32531 North Scottsdale Road, #105-177, Scottsdale, AZ 85262
Beneficially owns 0 Shares (or 0% thereof)

Edward Lewis	Director: Principal Occupation: Chairman & Founder of Essence Magazine Address: Time, Inc., 1271 Avenue of the Americas, Room 34-62, NY, NY 10020 Beneficially owns 0 Shares (or 0% thereof)

Annex A-1

Name	Present Principal Occupation, Employment or Business, Citizenship or Place of Organization, Business Address, and Share Ownership of Pathmark Stores, Inc.
Maureen B. Tart-Bezer
Director
Principal Occupation: Former Executive Vice President and Chief Financial Officer of Virgin Mobile USA
Address: (Home) 1 Jasmine Place, North Caldwell, NJ 07006
Beneficially owns 0 Shares (or 0% thereof)

Eric Claus	President and Chief Executive Officer Beneficially owns 0 Shares (or 0% thereof) Citizenship: Canada
John E. Metzger	Executive Vice President Beneficially owns 0 Shares (or 0% thereof)
Brenda M. Galgano	Senior Vice President and Chief Financial Officer Beneficially owns 0 Shares (or 0% thereof)
Jennifer MacLeod	Senior Vice President, Marketing and Communications Beneficially owns 0 Shares (or 0% thereof) Citizenship: Canada
Allan Richards	Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary Beneficially owns 0 Shares (or 0% thereof)
Rebecca Philbert	Senior Vice President, Merchandizing Beneficially owns 0 Shares (or 0% thereof)
Paul Wiseman	Senior Vice President, Store Operations Beneficially owns 0 Shares (or 0% thereof) Citizenship: Canada
William Moss	Vice President and Treasurer Beneficially owns 0 Shares (or 0% thereof)
Melissa E. Sungela	Vice President, Corporate Controller (Chief Accounting Officer) Beneficially owns 0 Shares (or 0% thereof)
Christopher W. McGarry	Vice President, Legal Services, Legal Compliance Officer & Assistant Secretary Beneficially owns 0 Shares (or 0% thereof)
Tengelmann Warenhandelsgesellschaft KG
Beneficial owner of approximately 53% of A&P
Principal Business: General retail marketing
Place of organization: Limited partnership organized under German law
Address: Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Germany.
Beneficially owns 0 Shares (or 0% thereof)

Annex A-2

Name	Present Principal Occupation, Employment or Business, Citizenship or Place of Organization, Business Address, and Share Ownership of Pathmark Stores, Inc.
Tengelmann Verwaltungs-und Beteiligungs GmbH (“TVB”)
Beneficial owner of approximately 53% of A&P
Principal Business: General and sole managing partner of Tengelmann (non-operating company)
Place of organization: Limited liability company authorized under German law
Address: Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Germany
Beneficially owns 0 Shares (or 0% thereof)

Erivan Karl Haub (“EKH”)
Beneficial owner of approximately 53.4% of A&P
Principal Occupation: General partner of Tengelmann, shareholder of TVB
Citizenship: Germany
Address: Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Germany
Beneficially owns 0 Shares (or 0% thereof)

Karl-Erivan Warder Haub (“KEH”)
Beneficial owner of approximately 53% of A&P
Principal Occupation: General partner and co-Chief Executive Officer and managing director of Tengelmann, shareholder and managing director of TVB
Citizenship: United States and Germany
Address: Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Germany
Beneficially owns 0 Shares (or 0% thereof)

Annex A-3